NQ Mobile Inc.

No. 4 Building, 11 Heping Li East Street

Dongcheng District, Beijing 100013

People’s Republic of China

April 14, 2017

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Joyce Sweeney, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NQ Mobile Inc. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 6, 2016 Form 6-K filed April 7, 2017 File No. 001-35145

Dear Ms. Collins and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 10, 2017, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015, (the “2015 Form 20-F”) and Form 6-K filed April 7, 2017 (the “Form 6-K”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 79

1.	In your response to prior comment 2 you state that there would be an additional goodwill impairment loss for the Security and Others reporting unit upon consummation of the disposal of Showself, assuming the fair value for the remaining portion of the reporting unit and other conditions remain unchanged from November 1, 2016. Please quantify for us, and disclose in your December 31, 2016, Form 20-F, the estimated amount of the additional goodwill impairment loss expected to be recognized. Also, explain the timing for recognizing the impairment and provide your basis for concluding that this additional impairment did not exist as of December 31, 2016.

As of December 31, 2016, the Company had no intention to divest the Showself live social video business. Only subsequent to December 31, 2016, in connection with the negotiation of the FL Mobile divestment, did the investor also desire to purchase the Showself live social video business. There have been no events that have occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value from November 1, 2016, through December 31, 2016. Accordingly, the Company considers it reasonable to recognize the additional impairment loss, if any, during the period in which the triggering event occurs. In this specific case, the triggering event would be the earlier of the date of the consummation of the disposal or when the proposed disposal would qualify as held for sale. According to ASC 350-20-40-7, when only a portion of goodwill is allocated to a business to be disposed of, the goodwill remaining in the portion of the reporting unit to be retained shall be tested for impairment. The proposed disposal of Showself’s live social video business did not qualify as held for sale pursuant to ASC 205-20 as of December 31, 2016. An impairment test for the remaining portion of the reporting unit will be performed on the earlier of the date the disposal consummates or the date the disposal qualifies as held for sale.

However, a pro-forma additional impairment loss was computed as if the Showself live mobile social video business had been sold on November 1, 2016. The pro-forma amount of additional goodwill impairment loss expected to be recognized if Showself were disposed on November 1, 2016, is $82.3 million, with cash and terms deposits from divesting partial equity interest of FL Mobile included on both the fair value and carrying value of the Mobile Securities component. If cash and terms deposits were excluded, the pro-forma amount of additional impairment loss will be approximately $32.3 million. The Company will discuss in the Business section and the MD&A section of the annual report on Form 20-F for the fiscal year ended December 31, 2016 the possibility of future impairment of goodwill for this reporting unit and will provide the pro-forma amount of additional goodwill impairment loss. Also, as previously discussed, similar disclosures will be included on the subsequent event note to the financial statements except the pro-forma amount of additional impairment loss will be labeled “Unaudited”.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Goodwill, page F-53

2.	We note the fair value of the components within your Security and Others reporting unit provided in your response to prior comment 2. Please tell us the fair value for each component within this reporting unit as of your November 1, 2015 impairment test and describe the factors that contributed to any significant change in valuation for a particular component. Specifically, tell us the valuation methodology and significant assumptions used in arriving at the $416 million fair value estimate for the mobile security component. Also, please reconcile the current fair value estimate for this component to the fair value as of November 1, 2015, describing the changes in circumstances and assumptions that most significantly impacted the change in valuation.

(1) The fair value for each component within this reporting unit as of November 1, 2015 and 2016 is as follows (Please note the fair value as of November 1, 2016, for the Mobile security component is $329.3 million which is corrected from the amount stated in a previous response due to a mathematical error):

Component	Fair value as of Nov. 1, 2015 (US$ in thousands)	Fair value as of Nov. 1, 2016 (US$ in thousands)
Live social video	197,612	182,999
Mobile graphic search (disposed in Q4 2016)	2,949	—
Mobile personal medical care	27,422	1,203
Dynamic mobile wallpaper	40,708	34,443
Mobile music search	4,450	293
Mobile security	176,314	329,294

Total	449,455	548,232

The factors that contributed to any significant change in valuation for a particular component are as follows:

(a)	Mobile Personal Medical Care: This business provides a way for hospitals to market and obtain patients and customers. In addition, the service allows the hospitals and patients to communicate and consult with each other. The fair value in 2016 of the mobile personal medical care business decreased compared to the 2015 level. This decrease was the primary result of new and stricter government regulations related to internet advertisements associated with healthcare and medical care. These new stricter regulations were introduced during 2016. The Company tried to maintain market share and sales, but revenues decreased and costs increased. These trends impacted the financial performance of this component particularly in the fourth quarter. Accordingly, as the revenues decreased in the fourth quarter, the fair value of the business decreased compared with the 2015 fair value.

(b)	Mobile Music Search: This business provides technology solutions to mobile phone producers like Huawei to enable users to search for music based on sound and humming. Although the component has advanced technology and strong numbers of devices with its technology deployed, the monetization model in the current market has been slower than expected. As the revenues of this component have recently shifted from licensing fees to the monetization of the actual use of the search functionalities, it has become apparent that the revenue growth would likely stall. We saw a decline of revenues in the fourth quarter of 2016 and future income is expected to be limited as well. These factors led the fair value of the business of Mobile music search to decrease significantly compared with 2015 fair value.

(c)	Mobile Security: The significant increase in the Mobile Security unit was the result of the significant increase in cash and term deposits of about $115 million. The primary reasons for the net increase in cash and terms deposits were: cash in-flow of about $179 million from divesting partial equity interest of FL Mobile and cash out-flow of about $67.7 million for other investment activities. As mentioned below, the Company used the asset approach in valuing the fair value of this component, the cash and terms deposits included in this component result in a corresponding increase in both the fair value and the carrying value of the reporting unit. The fair value as of November 1, 2016, for the Mobile Security component was approximately $329 million. The carrying value approximated $332 million including approximately $267 million in cash and term deposits, approximately $115 million in long-term investments, and approximately $177 million in receivables and other assets, which were offset by approximately $227 million in liabilities. As of November 1, 2015, the carrying value approximated $176 million including approximately $152 million in cash and term deposits, approximately $136 million in long-term investments, and approximately $142 million in receivables and other assets, which were offset by approximately $254 million in liabilities.

(2) In deriving the fair value of the mobile security component, the Company analyzed the asset, income, and market approaches and determined that the asset approach was the most reliable indicator of value. The asset approach was used in assessing the fair value of this component as of November 1, 2016 and 2015. The reason for adopting the asset approach to conclude the fair value of the mobile security component is that it is experiencing a business transition and a future forecast could not reasonably be estimated. Therefore, to be prudent, the Company relied on the results of an asset approach to assess the fair value of the component. The key assumption under the asset approach is that the book values of the assets and liabilities can be used as a proxy of their fair value.

(3) As described in reply to question (2) above, the Company relied on the results of the asset approach to conclude the fair value of the mobile security component, thus the key factor impacting the valuation result is the changes in the book values of the assets and liabilities of the mobile security component, most significantly the increase in cash and terms deposits as a result of the partial disposal of partial equity interest in FL Mobile.

3.	Tell us the carrying value for the Security and Others reporting unit as of your November 1, 2016 impairment test. Please reconcile such amount to the November 1, 2015 carrying value of $446 million as provided in your March 1, 2017 response letter and describe the factors that contributed to any significant increase.

The carrying value for the Security and Others reporting unit as of the date of the latest impairment test on November 1, 2016 is approximately US$561 million.

The reconciliation of the carrying value for the Security and Others reporting unit on November 1, 2016 to such amount on November 1, 2015 is as follows:

Reconciliation	US$ in thousands
Carrying Value as of November 1, 2015	446,188
Excluding the business of Mobile graphic search that was disposed of in December 2016	(66,687)
Acquisition of new business of Dynamic mobile wallpaper	26,954
Net assets increase of Mobile Security	155,260
Net carrying value change of other components of reporting unit	(775)
Carrying Value as of November 1, 2016	560,940

The significant increase in the carrying value for the Security and Others reporting unit is mainly due to the increase within the net assets of the Mobile Security component, which is primarily the result of the increase of cash and terms deposits of $115 million as previously discussed.

4.	In your response to prior comment 2 you state that the mobile graphic search business was not successfully integrated into the Security and Others reporting unit and the acquired goodwill was fully impaired upon disposal. Please tell us whether there are any other businesses that are not fully integrated in this reporting unit. If there are, tell us the amount of goodwill attributed to the acquired businesses.

There are no other businesses that are not fully integrated in this reporting unit.

5.	In your response to prior comment 2, you provide the fair value estimate and amount of goodwill that could be allocated to Showself based on relative fair values as of November 1, 2016. Please tell us the carrying value of the Showself component used to arrive at the estimated gain/loss to be recognized upon sale of the business. Please refer to ASC 350-20-40-1 through 40-7.

The implied fair value of goodwill that could be allocated to Showself based on the relative fair value as of November 1, 2016 was approximately $56.4 million. The carrying value of the Showself component used to arrive at the estimated gain/loss to be recognized upon the sale of the business would be approximately $77.7 million, including allocated goodwill, assuming the fair value of the remaining portion of the reporting unit and other conditions remain unchanged from November 1, 2016. In addition, there would be the carrying value of the non-controlling interest of Showself including AOCI attributable to the non-controlling interest when the Company calculates the gain/loss of disposal of Showself. The computation schedule of the carrying value of Showself component used to arrive at the estimated gain/loss is as follows:

Computation schedule	Symbol	US$ in thousands
Carrying amount as of November 1, 2016	a	18,533
Add: intangible assets from acquisition	b	2,704
Add: implied fair value of goodwill that could be allocated to Showself based on the relative fair value at November 1, 2016 (Note 1)	c	56,413
Carrying value of the Showself component used to arrive at the estimated gain/loss	d=a+b+c	77,650

Note 1 – as discussed above, the fair value and carrying value of this reporting unit included cash and terms deposits from divesting partial equity interest of FL Mobile. If cash and terms deposits were excluded, the implied fair value of goodwill to be allocated to Showself would be approximately $106 million and the carrying value of Showself used to arrive at the estimated gain/loss would be $127 million.

Form 6-K filed April 7, 2017

Exhibit 99.1

Quantifying the Impact from the Divestment of FL Mobile and Showself

6.	We note that you quantify the revenues and net income attributable to FL Mobile and Showself. Please tell us, and in your December 31, 2016, Form 20-F separately quantify, the net income attributable to NQ Mobile and non-controlling interests.

In 2016, the preliminary net income attributable to NQ Mobile and its non-controlling interests from Showself is $9.5 million and $4.6 million, respectively. The preliminary net income attributable to NQ Mobile and its non-controlling interest from FL Mobile is $32.3 million and $12.6 million, respectively. The Company will separately quantify and disclose the net income attributable to NQ Mobile and non-controlling interests in its annual report on Form 20-F for the fiscal year ended December 31, 2016.

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If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or email at julie.gao@skadden.com or Rong Liu, the audit engagement partner at Marcum Bernsterin & Pinchuk LLP, by phone at (001) 646-472-1879 or via email at rong.liu@marcumbp.com. Marcum Bernsterin & Pinchuk LLP is the independent registered public accounting firm of the Company

Very truly yours,

/s/ Roland Wu
Roland Wu
Chief Financial Officer

cc:	Vincent Wenyong Shi, Chairman of the Board and Chief Operating Officer of NQ Mobile Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rong Liu, Partner, Marcum Bernsterin & Pinchuk LLP